UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
April 7, 2010
Commission file number:
1-14251
SAP AG
(Exact name of registrant as specified in its charter)
SAP CORPORATION
(Translation of registrant’s name into English)
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F    ☑                      Form 40-F    ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    ☐                      No    ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SAP AG
FORM 6-K
In April 2010, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), issued two tranches of euro-denominated notes as follows:
Notes with four-year maturity:

Aggregated nominal amount	EUR 500 million

Issue Price	99.755%

Coupon	2.50% p.a.

ISIN	XS0500128755

Notes with seven-year maturity:

Aggregated nominal amount	EUR 500 million

Issue Price	99.780%

Coupon	3.50% p.a.

ISIN	XS0500128326
This release does not constitute an offer to sell the notes, nor a solicitation of an offer to buy the notes. The notes have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States of America or to or for the account or benefit of US persons absent registration or an applicable exemption from registration requirements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG (Registrant)
By:	/s/ Werner Brandt
	Name:	Dr. Werner Brandt
	Title:	CFO

By:	/s/ Christoph Hütten
	Name:	Dr. Christoph Huetten
	Title:	Chief Accounting Officer

     Date: April 7, 2010

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